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                                                                    EXHIBIT 20.1

FOR FURTHER INFORMATION CONTACT:                     DAYTON SUPERIOR CORPORATION
JOHN A. CICCARELLI                                   721 RICHARD STREET
PRESIDENT & CEO                                      MIAMISBURG, OH  45342
PHONE:   937 866-0711, EXT. 400
FAX:     937 866-9448

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               DAYTON SUPERIOR CORPORATION SIGNS LETTER OF INTENT
                          TO ACQUIRE SYMONS CORPORATION

         MIAMISBURG, OHIO - APRIL 22, 1997. Dayton Superior Corporation (NYSE:DSD) today announced that it had signed a letter of intent to acquire Symons Corporation. Symons is a leading North American manufacturer of prefabricated concrete forming equipment. In addition, Symons Corporation also manufactures a broad line of concrete accessories and hardware.

         John A. Ciccarelli, Dayton's President and CEO commented, "We are pleased to be able to acquire a company of Symons' stature. This joining of our companies will give us a fourth platform, the Forming Business, to complement our established lines of business, Concrete Accessories, Masonry (Dur-O-Wal) and Paving (American Highway Technology). Symons is a quality company and, together with its capable management team, we will continue to strive to provide better value to our combined customer base."

         "Symons is a leading manufacturer of prefabricated concrete forms -- the reusable, modular molds used to hold liquid concrete in place on most concrete construction jobs. We estimate that this is a $300 to $400 million market that Dayton Superior does not currently serve. However, many of our existing customers use Symons forming systems, and we are excited about being able to offer these customers a broader product line in the future," added Mr. Ciccarelli.

         "We look forward to working together with Symons' nearly 1,000 employees. Most Symons' employees have decades of experience serving customers in the concrete construction industry and will be major contributors to the success of the combined business moving forward." Mr. Ciccarelli continued to say that: "We currently do not have specific plans for changes at either Dayton Superior or Symons. Over the next several months, a joint task force of Dayton Superior and Symons people will be working together to develop a plan to maximize the business potential for growth in the years ahead."



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         Symons had sales of $104.5 million for its fiscal year ended August 31,
1996, and thus this acquisition would increase Dayton Superior's revenue base by roughly 80%. Mr. Ciccarelli noted that the acquisition - for a total cash consideration of approximately $79 million - would be modestly accretive to earnings per share in 1997 and should enable the combined company to record higher sales and earnings growth over time than was likely for either company as a stand alone unit. The transaction has been approved by Dayton Superior's Board of Directors, but is subject to negotiation of a definitive acquisition agreement, expiration of the applicable waiting period under federal antitrust laws and the obtaining of satisfactory financing.

         Dayton Superior is the largest North American manufacturer and distributor of metal accessories used in concrete and masonry construction. The company's products are used primarily in two segments of the construction industry: non-residential buildings and infrastructure construction projects.

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